FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November 2004


                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                 (Translation of registrant's name into English)

                                  Canons Court
                               22 Victoria Street
                                 Hamilton HM 12
                                     Bermuda
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F    [X]   Form 40-F  [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes [_]   No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached hereto as Exhibits 1, 2 and 3 are copies of the press releases issued by Nordic American Tanker Shipping Limited ("NAT" or the "Company") on November 12, November 16 and November 18, 2004, respectively, relating to the listing of the Company's common shares on the New York Stock Exchange and announcing the pricing of the Company's follow-on offering of its common shares.

Exhibit 1
---------

Nordic American Tanker Shipping Ltd. (NAT) - (AMEX: NAT) (OSE: NAT) Announces Public Offering of Common Shares
------------------------------------------------------------------------------

Hamilton, Bermuda, November 12, 2004 --

Nordic American Tanker Shipping Ltd. (the "Company") today announced that it has applied to list its common shares on the New York Stock Exchange under the trading symbol "NAT," effective on or about November 16, 2004. The Company's common shares are currently listed on the American Stock Exchange and the Oslo Stock Exchange under the symbol "NAT". The trading of the Company's common shares on the American Stock Exchange will terminate upon the effectiveness of the listing of the common shares on the New York Stock Exchange. The Company's common shares will continue to be listed on the Oslo Stock Exchange.

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement and our Annual Report on Form 20-F.

Contacts:
                     Scandic American Shipping Ltd
                     Manager for
                     Nordic American Tanker Shipping Ltd.
                     P.O Box 56
                     3201 Sandefjord
                     Norway
                     Tel: + 47 33 42 73 00 E-mail:  info@scandicamerican.com
                                                    ------------------------

                     Web-site:  www.nat.bm
                     Rolf Amundsen
                     Chief Financial Officer
                     Nordic American Tanker Shipping Ltd.
                     Tel: +1 800 601 9079 or + 47 908 26 906
                     Herbj0rn Hansson
                     Chairman & CEO
                     Nordic American Tanker Shipping Ltd.
                     Tel:  +1 866 805 9504 or + 47 901 46 291

Exhibit 2
---------

Nordic American Tanker Shipping Ltd. - (NYSE: NAT) (OSE: NAT) Announces Listing on the New York Stock Exchange
-------------------------------------------------------------------------------

Hamilton, Bermuda, November 16, 2004 --

Nordic American Tanker Shipping Ltd. (the "Company") today announced that its common shares have been accepted for listing and have commenced trading on the New York Stock Exchange under the trading symbol "NAT". Prior to today, the Company's common shares traded on the American Stock Exchange. The Company's common shares will continue to be listed on the Oslo Stock Exchange.

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement and our Annual Report on Form 20-F.

Contacts:
                     Scandic American Shipping Ltd
                     Manager for
                     Nordic American Tanker Shipping Ltd.
                     P.O Box 56
                     3201 Sandefjord
                     Norway
                     Tel: + 47 33 42 73 00 E-mail:  info@scandicamerican.com
                                                    ------------------------

                     Web-site:  www.nat.bm
                     Rolf Amundsen
                     Chief Financial Officer
                     Nordic American Tanker Shipping Ltd.
                     Tel: +1 800 601 9079 or + 47 908 26 906
                     Herbj0rn Hansson
                     Chairman & CEO
                     Nordic American Tanker Shipping Ltd.
                     Tel:  +1 866 805 9504 or + 47 901 46 291

Exhibit 3
---------

Nordic American Tanker Shipping Ltd.- (NYSE: NAT) (OSE: NAT) Announces Pricing of Follow-on Offering
------------------------------------------------------------------------------

Hamilton, Bermuda, November 18, 2004 --

Nordic American Tanker Shipping Ltd. (the "Company") today announced that its follow-on offering of 2,700,000 common shares was priced at $38.75 per share. The common shares are being offered pursuant to the Company's effective shelf registration statement. Bear, Stearns & Co. Inc. and UBS Investment Bank are acting as joint bookrunning managers and DnB NOR Markets, Inc. is acting as a co-manager. The Company has also granted the underwriters an option to purchase up to an additional 405,000 common shares to cover any over-allotments, exercisable within 30 days. The Company expects to close the sale of the common shares on November 23, 2004, subject to customary closing conditions.

The net proceeds of this offering are being used to repay amounts borrowed under the Company's senior secured credit facility to repay the existing indebtedness and to finance the acquisition of a Suezmax tanker that the Company has agreed to purchase, to pay the balance of the purchase price of the vessel and for general corporate purposes, including any future vessel acquisitions.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state.

The offering is being made only by means of a prospectus and related prospectus supplement. A prospectus and the related prospectus supplement related to the offering will be filed with the U.S. Securities and Exchange Commission. Copies of the prospectus relating to the offering may be obtained from the offices of Bear, Stearns & Co. Inc. at 383 Madison Avenue, New York, New York 10179,
Attention: Prospectus Department and UBS Investment Bank at 299 Park Avenue, New York, New York 10171, Attention: Syndicate Desk.

The Company is an international tanker company that owns three modern double-hull Suezmax tankers. The Company expects to take delivery of the newly acquired Suezmax tanker in late November 2004. The Company operates its vessels on bareboat, time and voyage charters.

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement and our Annual Report on Form 20-F.

Contacts:
                     Scandic American Shipping Ltd
                     Manager for
                     Nordic American Tanker Shipping Ltd.
                     P.O Box 56
                     3201 Sandefjord
                     Norway
                     Tel: + 47 33 42 73 00 E-mail:  info@scandicamerican.com
                                                    ------------------------

                     Web-site:  www.nat.bm
                     Rolf Amundsen
                     Chief Financial Officer
                     Nordic American Tanker Shipping Ltd.
                     Tel: +1 800 601 9079 or + 47 908 26 906
                     Herbj0rn Hansson
                     Chairman & CEO
                     Nordic American Tanker Shipping Ltd.
                     Tel:  +1 866 805 9504 or + 47 901 46 291

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                                  (registrant)



Dated:  November 22, 2004               By:/s/ Herbjorn Hansson
                                           ----------------------------
                                               Herbjorn Hansson
                                               President and
                                               Chief Executive Officer

01318.0002 #528882